SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 409

B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

                                        CHAPMAN & CUTLER
                                        Attention:  Eric F. Fess
                                        111 West Monroe Street
                                        Chicago, Illinois  60603

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


              SUBJECT TO COMPLETION, DATED MARCH 15, 2000

           The Forbes 40(TM) Portfolio, Qualified 2000 Series

                                 FT 409

FT 409 is a series of a unit investment trust, the FT Series. FT 409 consists of a single portfolio known as The Forbes 40(TM) Portfolio, Qualified 2000 Series (the "Trust"). The Trust invests in a diversified portfolio of common stocks ("Securities") of companies which comprise the Forbes 40 Index(TM). The Trust seeks to provide above-average capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS
PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT
SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   First Trust (registered trademark)
                             1-800-621-9533

              The date of this prospectus is March __, 2000

                             Table of Contents

Summary of Essential Information                            3
Fee Table                                                   4
Report of Independent Auditors                              5
Statement of Net Assets                                     6
Schedule of Investments                                     7
The FT Series                                               9
Portfolio                                                  10
Risk Factors                                               11
Portfolio Securities Descriptions                          12
Hypothetical Performance Information                       15
Public Offering                                            15
Distribution of Units                                      17
The Sponsor's Profits                                      17
The Secondary Market                                       18
How We Purchase Units                                      18
Expenses and Charges                                       18
Tax Status                                                 19
Rights of Unit Holders                                     19
Income and Capital Distributions                           19
Redeeming Your Units                                       20
Investing in a New Trust                                   20
Removing Securities from the Trust                         21
Amending or Terminating the Indenture                      22
Information on the Sponsor, Trustee,
 Shareholder Servicing Agent and Evaluator                 22
Other Information                                          24

                   Summary of Essential Information

           The Forbes 40(TM) Portfolio, Qualified 2000 Series
                                 FT 409

                     At the Opening of Business on the
                   Initial Date of Deposit-March __, 2000

                    Sponsor:   Nike Securities L.P.
                    Trustee:   The Chase Manhattan Bank
Shareholder Servicing Agent:   BISYS Fund Services Ohio, Inc.
                  Evaluator:   First Trust Advisors L.P.

Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                                                      1/
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)                                        $10.000
   Maximum Sales Charge of 0.75% of the Public Offering Price per Unit
      (0.75% of the net amount invested) (3)                                                             $ .075
   Less Deferred Sales Charge per Unit                                                                   $(.075)
   Public Offering Price per Unit (4)                                                                    $10.000
Sponsor's Initial Repurchase Price per Unit (5)                                                          $10.000
Redemption Price per Unit (based on aggregate underlying value of Securities) (5)                        $10.000
CUSIP Number
Security Code

First Settlement Date                                 March __, 2000
Mandatory Termination Date (6)                        March 30, 2001

_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of the Trust. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists entirely of a deferred sales charge. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

                                 Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately one year and is a unit investment trust rather than a mutual fund, this information allows you to compare fees

                                                                                      Amount
                                                                                      per Unit
                                                                                      ________
Unit Holder Transaction Expenses
(as a percentage of public offering price)
Maximum sales charge                                                       0.75%      $ .075
                                                                           =====      ======
   Initial sales charge (paid at the time of purchase)                     0.00%(a)   $ .000
   Deferred sales charge (paid in installments or at redemption)           0.75%(b)     .075

Organization Costs
(as a percentage of public offering price)
   Estimated organization costs                                            .050%(c)   $.0050
                                                                           =====      ======

Estimated Annual Trust Operating Expenses(d)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees  .079%      $.0080
   Creation and development fee                                            .250%(e)    .0257
   Trustee's fee, Shareholder Servicing Agent's fee
      and other operating expenses                                         .359%(f)    .0368
                                                                           _____      ______
      Total                                                                .688%      $.0705
                                                                           =====      ======

                             Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown and then sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

1 Year   3 Years   5 Years   10 Years
______   _______   _______   ________
$        $         $         $

The example will not differ if you hold rather than sell your Units at the end of each period. The example does not reflect sales charges on reinvested dividends and other distributions. If these sales charges were included, your costs would be higher.

________________

(a) There is no initial sales charge on Trust Units.

(b) The deferred sales charge is a fixed dollar amount equal to $.075 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in 12 monthly installments commencing April 20, 2000.

(c) Estimated organization costs will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(d) The Sponsor will bear annual Trust Operating Expenses in excess of the amounts set forth above (if applicable) for the Trust.

(e) The creation and development fee compensates the Sponsor for creating and developing the Trust. The Trust accrues this fee daily during the life of the Trust based on its average net asset value and pays the Sponsor monthly. In connection with the creation and development fee, in no event will the Sponsor collect over the life of the Trust more than
 .25% of a Unit holder's initial investment.

(f) Other operating expenses for the Trust include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

                       Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 409

We have audited the accompanying statement of net assets, including the schedule of investments, of FT 409, comprised of The Forbes 40(TM) Portfolio, Qualified 2000 Series, as of the opening of business on March __, 2000. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on March __, 2000. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 409, comprised of The Forbes 40(TM) Portfolio, Qualified 2000 Series, at the opening of business on March __, 2000 in conformity with accounting principles generally accepted in the United States.


                               ERNST & YOUNG LLP

Chicago, Illinois
March __, 2000

                          Statement of Net Assets

           The Forbes 40(TM) Portfolio, Qualified 2000 Series
                                 FT 409

                     At the Opening of Business on the
                    Initial Date of Deposit-March __, 2000

                                    NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                   $
Less liability for reimbursement to Sponsor for organization costs (3)                (   )
                                                                                     ________
Net assets                                                                           $
                                                                                     ========
Units outstanding

                              ANALYSIS OF NET ASSETS
Cost to investors (4)                                                                $
Less sales charge (4)                                                                   (0)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                                         (   )
                                                                                     ________
Net assets                                                                           $
                                                                                     ========

__________

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $200,000 will be allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $ per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) No initial sales charge will be assessed on Trust Units. A deferred sales charge aggregating $.075 per Unit, which will be paid to us in 12 approximately equal monthly installments beginning on April 20, 2000 and on the 20th day of each month thereafter (or the preceding business day if the 20th day is not a business day) through March 20, 2001, will be assessed on Trust Units outstanding on each installment payment date. If you redeem Units you will not have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

                         Schedule of Investments

           The Forbes 40(TM) Portfolio, Qualified 2000 Series
                                 FT 409

                     At the Opening of Business on the
                    Initial Date of Deposit-March __, 2000

Number                                                                        Percentage         Market       Cost of
of        Ticker Symbol and                                                   of Aggregate       Value per    Securities to
Shares    Name of Issuer of Securities (1) (3)                                Offering Price     Share        the Trust (2)
_____     ____________________________________                                __________         ______       _______
          T         AT&T Corp.                                                      %
          AMZN      Amazon.com, Inc.                                                %
          AOL       America Online, Inc. (4)                                        %
          AIG       American International Group, Inc.                              %
          BRK/B     Berkshire Hathaway Inc. (Class B)                               %
          BSX       Boston Scientific Corporation                                   %
          BRCM      Broadcom Corporation (Class A)                                  %
          CPB       Campbell Soup Company                                           %
          CCL       Carnival Corporation                                            %
          CCU       Clear Channel Communications, Inc.                              %
          COX       Cox Communications, Inc. (Class A)                              %
          DCX       DaimlerChrysler AG (5)                                          %
          DELL      Dell Computer Corporation                                       %
          DIS       The Walt Disney Company                                         %
          EBAY      eBay Inc.                                                       %
          EL        The Estee Lauder Companies Inc. (Class A)                       %
          BEN       Franklin Resources, Inc.                                        %
          GPS       The Gap, Inc.                                                   %
          GTW       Gateway Inc.                                                    %
          GBLX      Global Crossing Ltd. (5)                                        %
          HWP       Hewlett-Packard Company                                         %
          HD        The Home Depot, Inc.                                            %
          INTC      Intel Corporation                                               %
          LVLT      Level 3 Communications, Inc.                                    %
          LU        Lucent Technologies Inc.                                        %
          WCOM      MCI WorldCom, Inc.                                              %
          UMG       MediaOne Group, Inc.                                            %
          MSFT      Microsoft Corporation                                           %

                    Schedule of Investments (cont'd.)

           The Forbes 40(TM) Portfolio, Qualified 2000 Series
                                 FT 409

                    At the Opening of Business on the
                  Initial Date of Deposit-March __, 2000

Number                                                                          Percentage         Market      Cost of
of        Ticker Symbol and                                                     of Aggregate       Value per   Securities to
Shares    Name of Issuer of Securities (1) (3)                                  Offering Price     Share       the Trust (2)
_____     ____________________________________                                  __________         _______     ________
          NWS        The News Corporation Limited (ADR)                               %            $           $
          NXTL       Nextel Communications, Inc. (Class A)                            %
          NKE        NIKE, Inc. (Class B) (6)                                         %
          ORCL       Oracle Corporation                                               %
          PCLN       Priceline.com Incorporated                                       %
          Q          Qwest Communications International Inc.                          %
          SCH        The Charles Schwab Corporation                                   %
          VO         The Seagram Company Ltd. (5)                                     %
          TWX        Time Warner Inc. (4)                                             %
          VIA/B      Viacom Inc. (Class B)                                            %
          WMT        Wal-Mart Stores, Inc.                                            %
          YHOO       Yahoo! Inc.                                                      %
                                                                                ________                       ________
                       Total Investments                                                                       $
                                                                                   100%
                                                                                =======                        ========

_____________

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on March __, 2000. The Trust has a mandatory termination date of March 30, 2001.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our profit or loss (which is the difference between the cost of the Securities to us
and the cost of the Securities to the Trust) are $    and $   ,
respectively.

(3) The final portfolio may contain additional Securities to those set forth above. In addition, although it is not the Sponsor's intention, certain of the Securities listed above may not be included in the final portfolio.

(4) America Online, Inc. ("AOL") has announced plans to merge with Time Warner Inc. ("Time Warner") to create a new company to be called AOL Time Warner ("AOL Time Warner"). As per the terms of the merger agreement, each shareholder of AOL will receive 1 share of AOL Time Warner for each share of AOL held; and each shareholder of Time Warner will receive 1.5 shares of AOL Time Warner for each share of Time Warner held. As a result of this expected transaction, it is anticipated that the Trust will receive shares of common stock of AOL Time Warner in exchange for the shares of both AOL and Time Warner which it holds. The transaction is subject to the approval of shareholders of each company and various regulatory authorities.

(5) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

(6) NIKE, Inc. is not affiliated in any way with Nike Securities L.P., the Trust's Sponsor.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 409, consists of a single portfolio known as The Forbes 40(TM) Portfolio, Qualified 2000 Series.

Units of the Trust are only available to employee benefit plans established pursuant to Sections 401(a) or 457 of the Internal Revenue Code of 1986, as amended ("Eligible Plans"). Eligible Plans will invest in Units of the Trust in accordance with allocation instructions received from employees pursuant to their respective terms. Accordingly, the interests of an employee in the Units of the Trust are subject to the terms of the Trust's Eligible Plan and the terms on which Units of the Trust are offered as an investment alternative under such Eligible Plan. As used herein, Unit holder shall refer to an Eligible Plan.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

Mandatory Termination Date.

The Trust will terminate on the Mandatory Termination Date set forth in "Summary of Essential Information." The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee, BISYS Fund Services Ohio, Inc. as Shareholder Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

With our deposit of Securities on the Initial Date of Deposit we established a percentage relationship among the Securities in the Trust's portfolio, as stated under "Schedule of Investments." After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit, and not the actual percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                       Portfolio

Objectives.

The objective of the Trust is to provide the potential for above average capital appreciation through an investment in common stocks of companies which comprise the Forbes 40 Index (TM).

The strategy is derived by identifying the equity holdings in public companies for each of the individuals on the Forbes 400 list and by applying additional steps to compile the Forbes 40 Index (TM). As described below, the Trust consists of the securities contained in the Forbes 40 Index (TM). The Forbes 40 Index (TM) is a weighted equity index that is designed to track the common stock of the 40 most widely held U.S. publicly traded companies of the Forbes 400 members, an annual list published by Forbes magazine identifying the richest people in America. The Trust offers investors the opportunity to draw on the insights of this select group of individuals through one convenient investment. Based on the list reported in the October 1999 issue of Forbes magazine, the top ten members of the Forbes 400, and their principal holdings, are Bill Gates-Microsoft, Paul Allen-Microsoft, Warren Buffet-Berkshire Hathaway, Steven Ballmer-Microsoft, Michael Dell-Dell Computer, the Walton Family-Wal-Mart Stores, Gordon Moore-Intel Corporation, Larry Ellison-Oracle Corp., Philip Anschutz-Qwest Communications and John Kluge-Metromedia.

The Forbes 40 Index (TM) is a strategy derived by Forbes through application of the following steps:

- Identify the estimated equity holdings in public companies for each of the individuals on the Forbes 400 list.

- Multiply those estimated equity holdings by the listed share price as of August 31 of each year.

-  Total the value of each public company held by the Forbes 400.

- Determine the 40 companies representing the greatest total value held by the Forbes 400.

- The 40 companies are weighted in the Forbes 40 Index (TM) by (i) dividing each company's total market value held by the individuals on the Forbes 400 by (ii) the total market value of the top 40 companies held by those individuals.

Using the 40 companies and the weightings determined above, Forbes creates a hypothetical portfolio on each January 1 utilizing actual closing list prices of the Securities on the last preceding day the stock market is open. Forbes repeats this process on January 1 of each year and makes the appropriate adjustments to the index, which is derived from the strategy described above.

The Forbes 40 Index (TM) contains a broad mix of businesses ranging from mature industries to the fastest growing high-tech sectors shaping our economy today. The companies in the Forbes 40 Index (TM) can change from one year to the next, thereby reflecting the areas where new wealth is being created.

The Trust consists of the securities currently contained in the Forbes 40 Index (TM). The weighting of the Securities in the Trust attempts to match the weighting of the common stocks in the Forbes 40 Index (TM) on January 3, 2000, subject to the limitation that only whole shares are purchased for the Trust and that on the Initial Date of Deposit no individual Security will represent 25% or more of the Trust and that during the initial offering period no securities related issuer will represent more than 5% of the Trust. The Forbes 40 Index (TM) is reviewed and adjusted when necessary on an annual basis in accordance with the strategy. The composition of the Trust, however, will not be adjusted during the life of the Trust to reflect changes in the composition of the Forbes 40 Index (TM) which occur on January 1 of any year or at any time after the Initial Date of Deposit.

There is, of course, no guarantee that the objective of the Trust will be achieved. "Forbes" and the "Forbes 40 Index (TM)" are trademarks of Forbes Index, Inc. ("Forbes") and have been licensed for use for certain purposes by us. The Trust, based on the Forbes 40 Index (TM), is not sponsored, endorsed, sold or promoted by Forbes, and Forbes makes no representation regarding the advisability of investing in such Trust. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                      Risk Factors

Price Volatility. The Trust invests in common stocks of companies that comprise the Forbes 40 Index (TM). The value of the Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur.

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Three of the Securities represent approximately 48% of the value of the Trust. If these stocks decline in value you may lose a substantial portion of your investment.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Technology Industry. Because more than 25% of the Trust is invested in technology companies, the Forbes 40 (TM) Portfolio is considered to be concentrated in the technology industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance.

Microsoft Corporation, which represents approximately 24% of the Trust, is currently engaged in litigation with Sun Microsystems, Inc., the U.S. Department of Justice and several state Attorneys General. The complaints against Microsoft include copyright infringement, unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. As of the quarter ended December 31, 1999, Microsoft's management asserted that resolving these matters will not have a material adverse impact on its financial position or its results of operation.

Strategy. There is no guarantee that the strategy or the investment objective of the Trust will be achieved. The actual performance of the Trust will be different than the hypothetical returns of the Forbes 40 Index (TM). Because the Trust is unmanaged and follows the strategy, the Trustee will not sell stocks in the event the strategy is not achieving the desired results.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, or of the industries represented by these issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the Securities in the Trust are issued by foreign companies, which makes the Trust subject to more risks than if it invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

            Portfolio Securities Descriptions

AT&T Corp., headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; and billing, directory and calling card services.

Amazon.com, Inc., headquartered in Seattle, Washington, operates as an online retailer of books and other products via a commercial site on the World Wide Web. The company also operates an online auction site.

America Online, Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes.

American International Group, Inc., headquartered in New York, New York, through subsidiaries, provides a broad range of insurance and insurance-related activities and financial services in the United States and abroad. The company writes property and casualty and life insurance, and also provides financial services.

Berkshire Hathaway Inc. (Class B), headquartered in Omaha, Nebraska, is a holding company with subsidiaries in a variety of business sectors.
The company sells property and casualty insurance and other insurance products. The company also manufactures and markets home cleaning systems; manufactures and sells confectionery products; retails home furnishings; and owns The Buffalo News. (Class B voting rights equal one-two-hundredth (1/200th) of a vote for each share held. Class B dividend rights equal one-thirtieth (1/30th) of the amount declared for each Class A share held.)

Boston Scientific Corporation, headquartered in Natick, Massachusetts, makes minimally invasive medical devices used in a broad range of interventional medical specialties, including cardiology, electrophysiology, gastroenterology, neuro-endovascular therapy, radiology, urology and vascular surgery.

Broadcom Corporation (Class A), headquartered in Irvine, California, develops highly integrated silicon solutions that enable broadband digital data transmission to the home and within the business enterprise.

Campbell Soup Company, headquartered in Camden, New Jersey, through subsidiaries, makes and markets soups, sauces, biscuits and confectionery products. The company distributes products to the food service and home meal replacement markets worldwide.

Carnival Corporation, headquartered in Miami, Florida, operates one of the world's largest multiple-night cruise lines under the names
"Carnival Cruise Lines," "Holland America Line," "Windstar Cruises," "Cunard Line," "Seabourn Cruise Line," "Costa Crociere SpA" and
"Airtours' Sun Cruises." The company markets sight-seeing tours and operates several "Westmark" hotels.

Clear Channel Communications, Inc., headquartered in San Antonio, Texas, owns, programs and/or sells airtime for various U.S. radio and television stations and international radio stations. The company operates one of the largest outdoor advertising concerns in the United States and owns a 50% equity interest in the Australian Radio Network Pty. Ltd.

Cox Communications, Inc. (Class A), headquartered in Atlanta, Georgia, is one of the nation's largest broadband communications companies. The company has operations and investments in domestic and international cable distribution systems, programming networks and telecommunications technology. The company also holds interests in Sprint PCS and other programming networks.

DaimlerChrysler AG, headquartered in Stuttgart, Germany, designs, manufactures and markets automobiles and other vehicles worldwide. The company also provides electronics and telecommunications services as well as aerospace, defense and financial services.

Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. Disney also has broadcasting (including Capital Cities/ABC, Inc.) and publishing operations.

eBay Inc., headquartered in San Jose, California, operates an online person-to-person trading community on the Internet, bringing together buyers and sellers in an auction format to trade personal items such as antiques, coins, collectibles, computers, memorabilia, stamps and toys.

The Estee Lauder Companies Inc. (Class A), headquartered in New York, New York, makes and markets quality skin care, makeup, fragrance and hair care products, sold in numerous countries mainly under the "Estee Lauder," "Clinique," "Aramis," "Prescriptives," "M.A.C.," "Bobbi Brown essentials," "Origins" and "Aveda" brand names.

Franklin Resources, Inc., headquartered in San Mateo, California, through subsidiaries, provides global and domestic investment management, shareholder and distribution services to the Franklin
Templeton mutual funds and institutional accounts throughout the world.

The Gap, Inc., headquartered in San Francisco, California, operates specialty retail stores in the United States, Canada, France, Germany, Japan and the United Kingdom. The company's stores sell casual apparel, shoes and other accessories for men, women and children under a variety of brand names, including "Gap," "GapKids," "babyGap," "Banana Republic" and "Old Navy."

Gateway Inc., headquartered in San Diego, California, markets personal computers (PCs) and related products and services. The company develops, manufactures, markets and supports a broad line of desktop and portable personal computers, digital media (convergence) PCs, servers, workstations and PC-related products for use by individuals, businesses, government agencies and educational institutions.

Global Crossing Ltd., headquartered in Hamilton, Bermuda, provides global internet and long distance telecommunications facilities and services utilizing a network of undersea digital fiber optic cable systems and associated terrestrial backhaul capacity. The company operates as a carrier's carrier, providing tiered pricing and segmented products to licensed providers of international telecommunications services.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

The Home Depot, Inc., headquartered in Atlanta, Georgia, operates do-it-yourself warehouse stores in the United States, Canada and Chile. These stores sell a wide assortment of building material, home improvement, and lawn and garden products. The company also operates EXPO Design Centers in several states which offer interior design and renovation products.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Level 3 Communications, Inc., headquartered in Broomfield, Colorado, provides telecommunications and information services, including local, long distance and data transmission. The company is building the first international network optimized for Internet Protocol technology. The network will combine both local and long distance networks, connecting customers end-to-end across the United States and in Europe and Asia.

Lucent Technologies Inc., headquartered in Murray Hill, New Jersey, designs, develops and manufactures communications systems, software and products worldwide. The company's research and development activities are conducted through Bell Laboratories.

MCI WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance and Internet services.

MediaOne Group, Inc., headquartered in Englewood, Colorado, is one of the largest broadband communications companies, bringing the power of broadband and the Internet to customers in the United States, Asia and Europe. It also has interests in wireless communications businesses outside the United States.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products.

The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.

The News Corporation Limited (ADR), headquartered in Surry Hills, New South Wales, Australia, is an international media company that publishes newspapers, magazines and books; produces and distributes motion pictures and television programming; and provides television broadcasting and digital broadcasting system design, conditional access and subscriber management systems.

Nextel Communications, Inc. (Class A), headquartered in Reston,
Virginia, with subsidiaries, provides a wide array of digital and analog wireless communications services throughout the United States.

NIKE, Inc. (Class B), headquartered in Beaverton, Oregon, through subsidiaries, makes and sells athletic footwear, apparel, equipment and accessories for men, women and children for competitive and recreational wear and specific sports. The company also designs, markets and sells dress and casual shoes, headwear and hockey equipment. The company is not affiliated in any way with Nike Securities L.P., the Trust's Sponsor.

Oracle Corporation, headquartered in Redwood City, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development and business intelligence, and business applications.

Priceline.com Incorporated, headquartered in Norwalk, Connecticut, has developed a new type of e-commerce where customers enter prices they are willing to pay for products or services and then the company contacts participating sellers to determine whether they can fulfill the customer's offer

Qwest Communications International Inc., headquartered in Denver,
Colorado, provides broadband Internet-based data, voice and image communications for businesses and consumers. The company also constructs and installs fiber optic systems for other communications providers and its own use.

The Charles Schwab Corporation, headquartered in San Francisco,
California, through subsidiaries, provides discount securities brokerage and related financial services, and offers trade execution services for Nasdaq securities to broker-dealers and institutional customers.

The Seagram Company Ltd., headquartered in Montreal, Quebec, Canada, through subsidiaries, produces and sells distilled spirits, wines, beers, coolers and mixers. The company, through Universal Studios, Inc., produces and distributes motion picture, television and home video products. The company also produces and distributes recorded music and operates theme parks and retail stores.

Time Warner Inc., headquartered in New York, New York, publishes and distributes magazines and books; produces and distributes recorded music, motion pictures and television programing; owns and operates retail stores; owns and administers music copyrights; and operates cable TV systems.

Viacom Inc. (Class B), headquartered in New York, New York, is a worldwide entertainment and publishing company. The company's operations include "Blockbuster" video and music, "MTV Networks," "Paramount
Pictures," "Paramount Television," "Paramount Parks," "Showtime
Networks," "Simon & Schuster," television stations and movie screens. The company also produces and distributes television series, mini-series and movies.

Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, is the largest retailer in the United States measured by total revenues. The company operates "Wal-Mart" retail discount department stores, "Wal-Mart Supercenters" and "Sam's" wholesale clubs in the United States and several other countries.

Yahoo! Inc., headquartered in Santa Clara, California, is a global Internet media company that offers a family of branded on-line media properties, including "YAHOO!" The company's Web site enables users to locate and access information and services through hypertext links from a hierarchical, subject-based directory of Web sites.

We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                Hypothetical Performance
                       Information

The following table compares the hypothetical performance of the stocks that would have been in the Forbes 40 Index (TM) with the actual performance of the Dow Jones Industrial Average ("DJIA") and Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") in each of the full years listed below. The table does not show past performance of the Forbes 40 Index (TM) or the Trust, neither of which were previously in existence. The Forbes 40 Index (TM) is a strategy derived by Forbes by applying the steps set forth in "Portfolio-Objectives."

These returns should not be used to predict future performance of the Trust. Returns from the Trust will differ from the stocks that would have been in the Forbes 40 Index (TM) for several reasons, including the following:

- Total Return figures shown do not reflect commissions or taxes.

- Hypothetical Forbes 40 Index (TM) returns are for calendar years, while the Trust begins and ends on various dates.

- The Trust has a maturity longer than one year.

- The Trust may not be fully invested at all times and the weightings may differ from the Forbes 40 Index (TM).

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- The composition of the Trust will not be adjusted during the life of the Trust to reflect changes in the composition of the Forbes 40 Index
(TM) which occur after the Initial Date of Deposit.

You should note that the Trust is not designed to parallel movements in the Forbes 40 Index (TM), DJIA or S&P 500 Index, and it is not expected that it will do so. You should also note that the stocks that would have been in the Forbes 40 Index (TM) have underperformed both the DJIA and S&P 500 Index in certain years, and we cannot guarantee that the Trust will outperform the DJIA or the S&P 500 Index over the life of the Trust or over consecutive rollover periods, if available.

               COMPARISON OF TOTAL RETURN(4)
     (Return figures for the Forbes 40 Stocks reflect
               sales charges and trust expenses)
               ________________________________
             Forbes 40                      S&P 500
Year         Stocks (1)      DJIA (2)       Index (3)
____         ______          ______         ______
1988          %              15.95%         16.34%
1989          %              31.71%         31.22%
1990          %              -0.58%         -3.13%
1991          %              23.93%         30.00%
1992          %               7.35%          7.43%
1993          %              16.71%          9.92%
1994          %               4.95%          1.28%
1995          %              36.45%         37.12%
1996          %              28.58%         22.68%
1997          %              24.78%         33.10%
1998          %              18.00%         28.34%
1999          %              27.01%         20.89%

________________

(1) The Forbes 40 Stocks consist of the stocks which would have comprised the Forbes 40 Index (TM) on January 1 of each year.

(2) DJIA is an index of 30 stocks compiled by Dow Jones & Company, Inc. as being representative of the broad market and of American industry.

(3) S&P 500 Index is an index of 500 stocks chosen by Standard & Poor's to be representative of the leaders in various industries.

(4) Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested annually. Based on the year-by-year returns contained in the table, over the 12 full years as listed above, the Forbes 40 Stocks achieved an average annual total return of _____%. In addition, over this period, the Forbes 40 Stocks achieved a greater average annual total return than that of the DJIA and S&P 500 Index, which were 19.07% and 18.91%, respectively. Total return does not take into consideration any commissions or taxes. For the Forbes 40 Stocks the table assumes a deferred sales charge rate of 0.75% in the first year and 0.75% in each of the subsequent years and an estimated annual expense rate, including organization costs, of $____ per $1,000 invested.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which consists solely of a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until the business day following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Sales Charges.

The maximum sales charge is entirely deferred. The deferred sales charge is a fixed dollar amount equal to approximately $.075 per Unit per month and will be deducted from the Trust's assets on approximately the twentieth day of each month over the life of the Trust. If you purchase Units after the initial deferred sales charge payment, you will only be subject to any remaining deferred sales charge payments. At the Public Offering Price per Unit set forth in "Summary of Essential Information," the maximum sales charge equals 0.75% of the Public Offering Price. The maximum sales charge will vary from 0.75% with changes in the Public Offering Price but in no case will it exceed 1.0% of the Public Offering Price (equivalent to 1.0% of the net amount invested, exclusive of the deferred sales charge).

The Value of the Securities.

The Evaluator will appraise the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and others can purchase Units at prices which represent a concession or agency commission of up to $.04 per Unit.

We reserve the right to change the amount of concessions or agency commissions from time to time. If we reacquire, or the Trustee redeems, Units from brokers, dealers or other selling agents while a market is being maintained for such Units, such entities agree to immediately repay to us any concession or agency commission relating to the reacquired Units. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trust. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Investment Comparisons.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit of the Trust as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase

Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and costs to transfer and record the ownership of Units, if any. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE SHAREHOLDER SERVICING AGENT.

                  How We Purchase Units

The Shareholder Servicing Agent will notify us of any tender of Units for redemption. If our bid is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Shareholder Servicing Agent or Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account of the Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trust, and will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trust and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period for our fees and First Trust Advisors' fees, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. The fees payable to the Shareholder Servicing Agent are a fixed dollar amount for the Trust. Each of these fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such service in such year.

In addition to the Trust's operating expenses, and the fees described above, the Trust may also incur the following charges:

- A quarterly license fee (which will fluctuate with the Trust's net asset value) payable by the Trust for the use of certain trademarks and trade names of Forbes;

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of the Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trust. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities to make cash available to pay these charges. Any compensation or other consideration we or our affiliates receive on Units held in Eligible Plans offered to employees of ours or our affiliates will be remitted to such Eligible Plans to the extent the receipt of such compensation or other consideration by us or our affiliates is not permitted by ERISA.

                       Tax Status

The Trust is not an association taxable as a corporation for federal income tax purposes. Because the Eligible Plans are exempt from tax under Sections 501(a) or 457 of the Internal Revenue Code of 1986, as amended, while Units are held by Eligible Plans, neither such Eligible Plans nor any participating employee will be taxed on income from the Trust.

Under the existing income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat the Shareholder Servicing Agent as sole Record Owner of Units on its books. The Shareholder Servicing Agent will keep a record of all individual Unit holders on its books. It is your responsibility to notify the Shareholder Servicing Agent when you become Record Owner. All Units will be held in uncertificated (book-entry) form.

The Shareholder Servicing Agent will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Shareholder Servicing Agent will send you:

- A written initial transaction statement containing a description of the Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Unit Holder Reports.

In connection with each distribution, the Shareholder Servicing Agent will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Shareholder Servicing Agent will provide Eligible Plans with the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Shareholder Servicing Agent copies of the evaluations of the Securities as prepared by the Evaluator.

            Income and Capital Distributions

You are eligible to receive distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on the Trust's Securities to the Income Account. All other receipts, such as return of capital, are credited to the Capital Account.

The Trustee will distribute any net income in the Income Account as well as amounts in the Capital Account as part of the final liquidation distribution in the case of Rollover Unit holders and others. No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. For purposes of distributions, the Record Date shall be the Mandatory Termination Date and Unit holders on the Record Date shall receive distributions as part of the final liquidation distribution (the "Distribution Date").

We anticipate that there will be enough money in the Capital Account to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

                  Redeeming Your Units

Each Eligible Plan may redeem all or a portion of its Units at any time by sending a request for redemption to the Shareholder Servicing Agent, who will forward such information to the Trustee. The redemption request must be properly endorsed with proper instruments of transfer and signature guaranteed by an eligible institution. No redemption fee will be charged, but you are responsible for any governmental charges that apply. One business day after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Shareholder Servicing Agent receives your redemption request (if such day is a day the NYSE is open for trading). However, if your redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts not designated to purchase
Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made; and

5. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                Investing in a New Trust

The Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When the Trust is about to terminate, you may have the option to roll your proceeds into the next series of the Trust (the "New Trust") if one is available. We intend to create the New Trust in conjunction with the termination of the Trust and plan to apply the same strategy we used to select the portfolio for the Trust to the New Trust.

If your Eligible Plan assets are invested in Units of the Trust on the Mandatory Termination Date set forth under "Summary of Essential Information" (a "Rollover Unit holder"), the Trustee, acting in its capacity as Distribution Agent, will redeem such Units and reinvest the proceeds into the New Trust, provided such New Trust is offered and Units are available. If you no longer wish to have your Eligible Plan assets invested in the Trust you can change your Eligible Plan allocation instructions at any time as permitted by your Eligible Plan. As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Distribution Agent on the Mandatory Termination Date. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of the New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject only to the maximum remaining deferred sales charge on such units.

We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in the New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in the New Trust may not be fully invested on the next business day.

If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not be charged any additional sales charge due to the Special Redemption and Liquidation Period. We may modify, amend or terminate this rollover option upon 60 days notice.

           Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust.

Except in the limited instance in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by the Trust, at our instruction they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed. To get the best price for the Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of Units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute the Trust's portfolio transactions, or when acting as agent for the Trust in acquiring or selling Securities on behalf of the Trust.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date. The Trust may be terminated prior to the Mandatory Termination Date:

- Upon the consent of 100% of the Unit holders;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your Units. If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, we will not refund any sales charge if the Trust is terminated before the Mandatory Termination Date for any other stated reason. For various reasons, including Unit holders' participation as Rollover Unit holders, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee, Shareholder
              Servicing Agent and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $27 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1999, the total partners' capital of Nike Securities L.P. was $19,881,035 (audited).

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trust, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The Shareholder Servicing Agent.

The Shareholder Servicing Agent is BISYS Fund Services Ohio, Inc. with its principal place of business at 3435 Stelzer Road, Columbus, Ohio 43219. If you have questions regarding the Trust, you may call the Shareholder Servicing Agent at (800) 266-5240. The Shareholder Servicing Agent has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor, Shareholder Servicing Agent and
Trustee.

Neither we, the Shareholder Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Shareholder Servicing Agent's and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor, Shareholder Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, Shareholder Servicing Agent or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trust.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trust's statement of net assets, including the schedule of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trust's statement of net assets, including the schedule of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 25


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Page 26


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Page 27


                   FIRST TRUST (registered trademark)

           The Forbes 40(TM) Portfolio, Qualified 2000 Series
                                 FT 409

                                Sponsor:

                          Nike Securities L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

Shareholder Servicing Agent:                 Trustee:

BISYS Fund Services Ohio, Inc.        The Chase Manhattan Bank

    3435 Stelzer Road                4 New York Plaza, 6th floor
  Columbus, Ohio 43219              New York, New York 10004-241
     1-800-266-5240                        1-800-682-7520
                                        24-Hour Pricing Line:
                                           1-800-446-0132

                        ________________________

 When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.

                        ________________________

   This prospectus contains information relating to The Forbes 40(TM)
    Portfolio, Qualified 2000 Series, but does not contain all of the information about this investment company as filed with the Securities and Exchange Commission in Washington, D.C. under the:

-  Securities Act of 1933 (file no. 333-_____) and

-  Investment Company Act of 1940 (file no. 811-05903)

    Information about the Trust, including its Code of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

  Information about the Trust is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov

                             March __, 2000

           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 28


                   First Trust  (registered trademark)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 409 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.

This Information Supplement is dated March __, 2000. Capitalized terms have been defined in the prospectus.

                            Table of Contents

Forbes Forty Index(TM)                                         1
Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             2
Litigation
   Microsoft Corporation                                       2
Concentration
   Technology Companies                                        2

Forbes Forty Index(TM)

The Trust is not sponsored, endorsed, sold or promoted by Forbes. Forbes makes no representation or warranty, express or implied, to the owners of the Trust or any member of the public regarding the advisability of investing in securities generally or in the Trust particularly. Forbes only relationship to the Trust is the indirect licensing of certain trademarks and trade names of Forbes and of The Forbes Forty Index (TM) which is determined, composed and calculated by Forbes without regard to Nike Securities L.P. or the Trust. Forbes has no obligation to take the needs of Nike Securities L.P. or the owners of the Trust into consideration in determining, composing or calculating The Forbes Forty Index (TM). Forbes is not responsible for and has not participated in the determination of the timing of, prices or quantities of the Trust to be issued or in the determination or calculation of the equation by which the Trust is to be converted into cash. Forbes has no obligation or liability in connection with the administration, marketing or trading of the Trust.

FORBES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR
INTERRUPTIONS OF THE FORBES FORTY INDEX (TM). FORBES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY NIKE SECURITIES L.P., OWNERS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE FORBES FORTY INDEX (TM) OR ANY DATA INCLUDED THEREIN. FORBES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT
TO THE FORBES FORTY INDEX (TM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FORBES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY
OF SUCH DAMAGES.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in the Trust consist of securities of foreign issuers, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Litigation

Microsoft Corporation. Microsoft Corporation is currently engaged in litigation with Sun Microsystems, Inc., the U.S. Department of Justice and several state Attorneys General. The complaints against Microsoft include copyright infringement, unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. As of the quarter ended December 31, 1999, Microsoft's management asserted that resolving these matters will not have a material adverse impact on its financial position or its results of operation.

Concentration

Technology Companies. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

                           MEMORANDUM

                           Re:  FT 409

     The only difference of consequence (except as described below) between FT 415, which is the current fund, and FT 409, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the FT 415 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the securities deposited in the Fund.




               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Broker's Fidelity
          Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Prospectus

          The signatures

          Exhibits

                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 409 has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on March 15, 2000.

                           FT 409
                                     (Registrant)

                           By:    NIKE SECURITIES L.P.
                                     (Depositor)


                           By        Robert M. Porcellino
                                      Senior Vice President


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:


NAME                   TITLE*                      DATE

David J. Allen         Sole Director of
                       Nike Securities        March 15, 2000
                       Corporation, the
                       General Partner of
                       Nike Securities L.P. Robert M. Porcellino
                                              Attorney-in-Fact**

__________________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated by this reference.


                               S-2
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                  CONSENT OF ERNST & YOUNG LLP

     The consent of Ernst & Young LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.


                               S-3
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1* Form  of  Trust Agreement for FT 409 among Nike Securities
       L.P., as Depositor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio
       Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3    Copy   of   Amended   and  Restated  Limited   Partnership
       Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporation,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1    Copy of Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1* Opinion of counsel as to legality of Securities being registered.

                               S-4

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

3.3* Opinion of counsel as to New York income tax status of Securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-63483]  filed  on  behalf of The First  Trust  Combined
       Series 258).

___________________________________
* To be filed by amendment.

                               S-5